UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Click Commerce, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
18681D 20 8
(CUSIP Number)
James H. Wooten, Jr.
Vice President, General Counsel and Secretary
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026
Telephone: (847) 724-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	18681D 20 8

1	NAMES OF REPORTING PERSONS: Illinois Tool Works Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-1258310

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,864,154 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,864,154 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Calculated pursuant to Rule 13d-3(d)(1) of the Act. Includes options to purchase an additional 350,000 shares of common stock of Click Commerce, Inc. (“Click”).

(2)	The calculation of this percentage is based on the 12,212,872 shares of common stock of Click outstanding as of September 5, 2006, as represented by Click in the Merger Agreement (as defined below), plus 350,000 shares of common stock in respect of the options referred to in footnote (1) above.

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Item 1. Security and Issuer
     This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $.001 per share (the “Common Stock”), of Click Commerce, Inc., a Delaware corporation (“Click”), which has its principal executive office at 233 North Michigan Avenue, Chicago, Illinois 60601.
Item 2. Identity and Background
     (a), (b), (c) and (f) This statement is being filed by Illinois Tool Works Inc., a Delaware corporation (“ITW”). ITW’s principal business address is 3600 W. Lake Avenue, Glenview, Illinois 60026. ITW’s principal business is the worldwide manufacture of highly engineered products and specialty systems. The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of ITW are as set forth in Annex I hereto and incorporated herein by reference.
     (d) and (e) During the last five years, neither ITW, nor, to ITW’s knowledge, any of the individuals listed in Annex I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     ITW, ITW Leap Corp., a wholly owned subsidiary of ITW (“Sub”), and Click have entered into a definitive Agreement and Plan of Merger, dated as of September 5, 2006 (the “Merger Agreement”), for the acquisition of Click by Sub in an all-cash transaction valued at $22.75 per share of Common Stock. As an inducement for ITW to enter into the Merger Agreement with Click, and in consideration thereof, Michael W. Ferro, Jr., the Chairman and Chief Executive Officer of Click (the “Principal Stockholder”), has entered into a tender agreement, dated as of September 5, 2006 (the “Tender Agreement”), with ITW. To the knowledge of ITW, the Principal Stockholder beneficially owns 2,864,154 shares of Common Stock (including 350,000 shares of Common Stock issuable upon the exercise of options).
     ITW presently expects that the consideration paid by it or Sub to the holders of Common Stock pursuant to the Merger Agreement will be financed through cash on hand and its other working capital resources. ITW did not pay any cash consideration to the Principal Stockholder in connection with the execution and delivery of the Tender Agreement. Copies of the Merger Agreement and the Tender Agreement are filed as Exhibits 99.1 and 99.2, and are incorporated herein by reference.
Item 4. Purpose of Transaction
     Subject to the terms and conditions thereof, the Merger Agreement provides that as promptly as practicable after the date of the Merger Agreement but in no event later than ten business days after such date, Sub shall, and ITW shall cause Sub to, commence a tender offer for 100% of the issued and outstanding shares of Common Stock (the “Tender Offer”), at a price in cash equal to $22.75 per share of Common Stock. The Merger Agreement further provides that, upon successful completion of the Tender Offer, Sub shall be merged with and into Click (the “Merger”). At the effective time of the Merger, each outstanding share of Common Stock (other than shares of Common Stock that are held by Click as treasury stock or owned by Click, any of its subsidiaries, ITW or Sub and other than shares of Common Stock that are held by stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive $22.75 in cash, without interest.
     The Merger Agreement has been approved by the board of directors of each of Click and ITW. The transaction is subject to customary regulatory approvals and other closing conditions.
     Pursuant to the Tender Agreement, the Principal Stockholder (who, to the knowledge of ITW, is the beneficial owner of 2,864,154 shares of Common Stock (including 350,000 shares of Common Stock issuable upon the exercise of options), which represents approximately 22.8% of the issued and outstanding shares of Common Stock (assuming exercise of such options)) has agreed, among other things, (a) as soon as practicable after the commencement of the Tender Offer, but in no event later than the second Business Day

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prior to the initial expiration of the Tender Offer, to tender to the Paying Agent, or cause to be tendered, all of the issued and outstanding shares of Common Stock beneficially owned by the Principal Stockholder (the “Shares”), regardless of whether a higher offer for the Shares has been made by any person; (b) except for tendering the Shares in accordance with the Tender Agreement, not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares (subject to certain exceptions for estate planning and charitable activities), (ii) except with respect to matters not covered by the Tender Agreement, grant any proxies or powers of attorney in respect of the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares and (iii) take any action that would have the effect of preventing or disabling (x) the Principal Stockholder from performing his obligations under the Tender Agreement or (y) Parent, Sub or their designees from exercising their rights under the Tender Agreement; (c) to vote or cause to be voted all of the Shares (i) in favor of approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by the Tender Agreement and the Merger Agreement and (ii) against any Alternative Acquisition (as such term is defined in the Merger Agreement), or any other matters which would reasonably be expected to impede, interfere, delay or materially adversely affect the Tender Offer, the Merger and the transactions contemplated by the Tender Agreement and the Merger Agreement; and (d) to revoke any and all previous proxies with respect to any of the Shares and grant to ITW and such individuals or corporations as ITW may designate an irrevocable proxy to vote all of the Shares owned by the Principal Stockholder in accordance with this paragraph on any matters which may be presented to shareholders of Click with respect to the matters referred to in (c)(i) and (c)(ii) above in this paragraph. The foregoing notwithstanding, the Principal Stockholder’s obligation to tender or re-tender the Shares automatically terminates and is of no further force and effect upon the termination of the Tender Agreement in accordance with its terms. The Tender Agreement will terminate upon the earliest of (i) the effective time of the merger, (ii) the mutual written consent of ITW and the Principal Stockholder, (iii) the termination of the Merger Agreement in accordance with its terms and (iv) at the Principal Stockholder’s option after any amendment or modification of the Merger Agreement or the tender offer without the Principal Stockholder’s consent that (x) extends the Outside Date (as such term is defined in the Merger Agreement), (y) decreases the amount of, or otherwise changes the form of, the Merger Consideration (as such term is defined in the Merger Agreement) or (z) otherwise materially adversely affects the Principal Stockholder as a stockholder of the Company.
     The purpose of the Tender Agreement is to induce ITW to enter into the Merger Agreement and to increase the likelihood that ITW, Sub and Click will successfully consummate the transactions contemplated by the Merger Agreement.
     Upon consummation of the Tender Offer, ITW shall be entitled to designate such number of directors on Click’s board of directors as will give ITW representation on Click’s board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on Click’s board of directors multiplied by (ii) the percentage that the number of shares of Common Stock acquired pursuant to the Tender Offer bears to the total number of shares of Common Stock then outstanding.
     Upon the consummation of the Merger, the directors of Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the surviving corporation. Upon consummation of the Merger, the officers of Sub immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.
     At the effective time of the Merger, the certificate of incorporation of Click shall be the certificate of incorporation of the surviving corporation until thereafter changed or amended as provided by applicable law.
     At the effective time of the Merger, the by-laws of Sub shall be the by-laws of the surviving corporation until thereafter changed or amended as provided by applicable law.
     If the Merger is consummated as planned, ITW anticipates that Click will become a wholly owned subsidiary of ITW and that ITW will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on the Nasdaq National Market.

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     The foregoing summary of certain provisions of the Merger Agreement and the Tender Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer
     (a) and (b) As a result of the Tender Agreement, ITW may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 2,864,154 shares of Common Stock (assuming the exercise by the Principal Stockholder of options to acquire 350,000 shares of Common Stock), which represents approximately 22.8% of the shares of Common Stock (assuming exercise of such options) deemed issued and outstanding as of September 5, 2006, as represented by Click in the Merger Agreement, subject to the conditions and limitations of the Tender Agreement.
     Apart from the terms and conditions set forth in the Tender Agreement, ITW is not entitled to any rights of a stockholder of Click. ITW does not, other than as specified in the Tender Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.
     Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that ITW, Sub or any of their respective affiliates is the beneficial owner of the shares of Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any such persons are required to file this statement.
     (c) Except as set forth or incorporated herein, neither ITW nor, to ITW’s knowledge, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Reference is made to Item 4 above and the information set forth therein is hereby incorporated herein by such reference.
Item 7. Material to Be Filed as Exhibits
99.1.	Agreement and Plan of Merger, dated September 5, 2006, among Illinois Tool Works Inc., ITW Leap Corp. and Click Commerce, Inc.

99.2	Tender Agreement, dated September 5, 2006, between Illinois Tool Works Inc. and Michael W. Ferro, Jr.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: September 6, 2006

/s/ Hugh Zentmeyer
Name:	Hugh Zentmeyer
Title:	Executive Vice President

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ANNEX I
Information Concerning Executive Officers and
Directors of Illinois Tool Works Inc.
     The current executive officers and directors of Illinois Tool Works Inc. (“ITW”) are listed below. The address of ITW is 3600 West Lake Avenue, Glenview, Illinois 60026. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within ITW, and, where applicable, the business address listed for each individual not principally employed by ITW is also the address of the corporation or other organization that principally employs that individual.
Executive Officers

Name	Present Position with ITW	Citizenship

Sharon Brady	Senior Vice President, Human Resources	USA

Robert T. Callahan	Senior Vice President, Human Resources	USA

Russell M. Flaum	Executive Vice President	USA

Philip M. Gresh, Jr.	Executive Vice President	USA

Thomas J. Hansen	Vice Chairman	USA

Craig A. Hindman	Executive Vice President	USA

Ronald D. Kropp	Vice President and Controller, Financial Reporting	USA

Eugene A. Osterkorn	Vice President and Controller, Operations	USA

E. Scott Santi	Executive Vice President	USA

David B. Speer	Chairman and Chief Executive Officer	USA

Allan C. Sutherland	Senior Vice President, Leasing and Investments	USA

James H. Wooten, Jr.	Vice President, General Counsel and Corporate Secretary	USA

Hugh J. Zentmyer	Executive Vice President	USA

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Directors

Position/Present Principal Occupation or
Name	Employment and Business Address

William F. Aldinger	Retired Chairman and Chief Executive Officer HSBC Finance Corporation, a consumer finance company 2700 Sanders Road Prospect Heights, IL 60070	USA

Michael J. Birck	Chairman Tellabs, Inc., a company that designs, manufactures, markets and services voice and data equipment One Tellabs Center 1415 West Diehl Naperville, IL 60563	USA

Marvin D. Brailsford	Retired Vice President Kaiser-Hill Company LLC, a construction and environmental services company 7445 Prestwick Circle Beaumont, TX 77707	USA

Susan Crown	Vice President Henry Crown and Company, a business with diversified investments 222 North LaSalle Street Chicago, IL 60601	USA

Don H. Davis, Jr.	Retired Chairman of the Board
Rockwell Automation, Inc., a leading global provider of industrial automation power, control and information products and services
777 East Wisconsin Avenue, Ste. 3015
	Milwaukee, WI 53202	USA

Robert C. McCormack	Advisory Director Trident Capital, Inc., a venture capital firm 270 East Westminster, Suite 300 Lake Forest, IL 60045	USA

Robert S. Morrison	Retired Vice Chairman PepsiCo, Inc., a beverage and food products company 600 East Westminster Lake Forest, IL 60045	USA

James A. Skinner	Vice Chairman and Chief Executive Officer McDonald’s Corporation, a restaurant chain 2915 Jorie Blvd. Oak Brook, IL 60523	USA

Harold B. Smith	Retired Officer Illinois Tool Works Inc.	USA

David B. Speer	Chairman and Chief Executive Officer Illinois Tool Works Inc.	USA

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